Cassidy & Associates
Attorneys at Law
1504 R Street, N.W.
Washington, D.C. 20009

(202) 387-5400

Telecopy Number
(202) 745-1920

E-Mail Address
Cassidy_Law@aol.com

Practice Limited to
Federal Securities
Law Matters

October 23, 2007

HAND DELIVERED
John Reynolds
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

> Re: Robert James & Associates Offering Statement on Form 1-A, Amendment #7
> File No. 24-10142
> Date of Comment Letter: September 18, 2007

Dear Mr. Reynolds:

I enclose for filing seven copies, one of which has been manually signed, of Amendment No. 7 to the Offering Circular on Form 1-A of Robert James & Associates, and three of which are marked to show changes. I have also filed three copies of the accompanying exhibit volume, one of which, as marked, contains the originally executed opinion letter of counsel. Simultaneously with this filing I have delivered courtesy copies of this amendment to Blaise Rhodes and Jay Williamson of the Securities and Exchange Commission.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated September 18, 2007 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Offering Statement. A copy of the Comment Letter has been attached to the courtesy hard copies.

The page numbers referenced in this letter relate to the information set forth in the hard copy marked to show changes version of the Offering Statement as delivered by courtesy copy and may not directly correspond to the unmarked version thereof.

<u>Item 4</u>

1. The Company intends to sell the securities in the states by registration by coordination of the securities qualified pursuant to Regulation A or otherwise (for instance, New York which does not provide registration by coordination but registration of the issuer). Rules

of the various states differ regarding the sale of the securities offered under Regulation A. Before any offer or sale in any state, the Company intends to determine that sales of securities qualified pursuant to Regulation A are permitted. The Company intends to seek to offer its securities in Arizona, Georgia, Nevada, New York, and North Carolina.

<u>Risk Factors</u>

2.   The requested language has been added and appears on page 4.

3.   The requested disclosure has been added and appears on page 6.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

4.   The requested disclosure has been added and appears beginning on page 27.

5.   The requested disclosure has been added and appears beginning on page 27.

6.   The requested disclosure has been added and appears beginning on page 27.

<u>Remuneration of Directors and Officers</u>

7.   The language regarding Mr. Tonachio's salary has been revised to show that the salary listed does not commence until the completion of this offering and appears on page 34. Until such time, Mr Tonachio's salary is not subject to agreement.

8.   The Company understands that at the moment there may not be a significant difference between a redemption call (which could be ordered by Mr. Tonachio as a director) and a conversion by Mr. Tonachio. However, given that the Company is now offering shares of stock for sale and at some point in the future additional shares may be offered (or no contemplation or planning of such an event has occurred) or the Company may enter into transactions that may increase or decrease its outstanding shares, then there may exist a time at which Mr. Tonachio does not necessarily control the order of a redemption call.

The redemption cushion is designed to protect the value of Mr. Tonachio's shares.

In a redemption (the right of the issuer to force holders to redeem their shares for cash), the objective is usually to force holders to convert into common. Typically, an issue is not called away unless the conversion price is 15%- 25% below the current level of the common.

The redemption cushion (the percentage by which the conversion value exceeds the redemption price) provides that in the case that Mr. Tonachio does not control the Company and the Company would have little incentive to redeem the shares because the holder (Mr. Tonachio) could convert those shares at a price greater than the redemption.

In this way, even if the Mr. Tonachio (the founder of the Company) finds himself a minority shareholder of the Company at some point in the future, he will have at least



protected his interests against a redemption undercutting the conversion value of his stock.

Exhibits

9. On February 12, 2007, with Amendment #4, the Company filed five volumes of exhibits. These exhibit volumes contained all the agreements, contracts, attachments, schedules and so forth held by the Company in regard to its relationships with the insurance companies. Although these exhibits were all labeled as part of Exhibit 6.1, a blue divider separated the documents for each insurance company and the name of the insurance company was typed in large font directly onto the blue divider page. The Company does not have any additional documents, schedules, contracts, addendums or other materials in regard to its agreements with the insurance companies.

   The Company has added the documentation for five additional insurance companies with which it has entered into a contractual relationship.

10. The noted language has been deleted and an amended subscription document filed as an exhibit.

11. The Company is not offering its securities in Delaware and the Company is offering its securities pursuant to registration by coordination or otherwise (for instance, New York which does not provide registration by coordination but registration of the issuer). Rules of the various states differ regarding the sale of the securities offered under Regulation A.

12. The legality opinion has been amended and an originally executed copy has been filed herewith.

Sincerely,

Lee W. Cassidy



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561



September 18, 2007

Mr. Robert J. Tonachio
President
Robert James & Associates, Inc.
615 River Road
Kingston, TN 37763

> **Re:** **Robert James & Associates, Inc.**
> **Amendment No. 6 to the Offering Statement on Form 1-A**
> **Amendment filed August 28, 2007**
> **File No. 24-10142**

Dear Mr. Tonachio:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 4.</u>

1. We reissue comment one from our letter dated August 6, 2007. We note that you intend to sell the securities in some states without registration. Please disclose in greater detail the exemptions to be relied upon and how they are available consistent with Regulation A. The Form 1-A is a general solicitation document. We may have further comment.

Mr. Robert Tonachio
Robert James & Associates, Inc.
September 18, 2007
p. 2

<u>Risk Factors, page 3</u>

2.   We note your response to our prior comment two from our letter dated August 6, 2007 that Mr. Tonachio has not affirmatively agreed not to amend or waive the lock-up agreement is factual. However, we reissue our comment. Please clearly disclose that Mr. Tonachio has not affirmatively agreed not to amend or waive the lock-up agreement.

3.   We reissue comment three from our letter dated August 6, 2007. Update the amount of cash on hand as of the most recent practicable date.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25</u>

4.   Please revise your discussion to provide a more detailed discussion of why revenue increased in the first six months of 2007. For example, but without limit, address the specific products leading to the increased sales, who the insureds and insurers are, etc.

5.   Revise to provide a more detailed discussion addressing why your revenue is rising faster than your income. In this regard we note your revenue increased 48% while your net income increased .5%.

6.   Please revise to provide a more detailed discussion of the increase in general and administrative expenses for the first six months of 2007. For example, what are the new expenses in office administration on page 28?

<u>Remuneration of Directors and Officers, page 32</u>

7.   On page 33 you indicate that Mr. Tonachio's annual salary is or will be $120,000 and in a footnote indicate that $20,000 of his 2006 salary was paid in 2007. Your tabular disclosure indicates that Mr. Tonachio received $123,900 for the six month period ended June 2007. Subtracting the $20,000 would indicate an annualized salary of closer to $200,000. Please revise to explain in greater detail Mr. Tonachio's current and future employment agreements with the company.

8.   We note your response to prior comment four from our letter dated August 6, 2007. Please revise your disclosure to address that comment, including any applicable portions of your comment letter response. For ease of reference, we have copied our prior comment below:

     a.   We note your response to comment 30 of our letter dated March 26, 2007; however, we believe that further discussion is necessary. Given Mr. Tonachio's ownership and control of the issuer, there does not appear to

Mr. Robert Tonachio
Robert James & Associates, Inc.
September 18, 2007
p. 3

> be a significant difference between a redemption call by the company,
> ordered by Mr. Tonachio as a director, and a conversion by Mr. Tonachio
> as a shareholder. As a result, it is not clear why there is a redemption
> cushion. Please explain.

Exhibits

9. We reissue comment eight of our letter dated August 6, 2007. Please file the
    complete agreements, including all attachments, appendices, schedules, exhibits,
    etc. It appears that for some agreements you have simply provided the various
    compensation rate tables. Please file each contract separately, with a separate
    exhibit number, and include the appendices, attachments, schedules, etc. with the
    correct agreement. In addition, if there are multiple contracts, provide clear
    disclosure in the list of exhibits as to each contract. We may have further
    comment.

Exhibit 4.0

10. We do not believe that the company has responded entirely to our prior comment
    nine of our letter dated August 6, 2007. The representations specified in the
    subscription agreement requiring subscribers to represent that:

    - I have such knowledge and experience in financial and business
      matters that I (alone or together with a purchaser representative)
      am capable of evaluating the merits and risks of this investment;
    - The undersigned further certifies that (i) the undersigned (or the
      undersigned's professional advisor(s)) has the capacity to protect
      the undersigned's interests in this investment; (ii) the undersigned
      is able to bear the economic risks of this investment;

    should be deleted, unless the representations are included because of state law or
    other requirement. In that event, a copy of the requirement should be furnished to
    us as supplemental information and the subscription agreement must be revised to
    include a statement in a prominent place informing the subscribers that by making
    such representations they have not waived any right of action they may have
    under the applicable federal securities laws. In addition, it should be noted that
    the federal securities laws specifically provide that any such waiver would be
    unenforceable. The subscription agreement should also note whether the
    company intends to assert the representations as a defense in any subsequent
    litigation. We may have further comment.

11. We note your response to comment nine from our August 6, 2007 letter.
    However, at least with respect to Delaware Rule 502(b), we note that the Rule
    refers explicitly to a limited offering, Rule 505 under the Securities Act, and
    Regulation D. You are conducting an offering under Regulation A and Rule 251.
    Please advise us how you are able to conduct your offering in Delaware.

Mr. Robert Tonachio
Robert James & Associates, Inc.
September 18, 2007
p. 4

Exhibit 11.0

12. We note your response to comment ten from our August 6, 2007 letter. However, we do not believe that you have responded entirely to that comment. Please revise to clarify this language and also indicate that your opinion covers the laws of the State of Nevada, including its Constitution, statutes, agency rules and published court decisions. Also, please file a validly executed opinion.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

Pam Howell

John Reynolds
for Assistant Director

cc: Lee W. Cassidy
Fax: (202) 745-1920

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